[PVH CORP. LETTERHEAD]

September 16, 2011

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, DC 20549

Re:	PVH Corp. Form 10-K for Fiscal Year Ended January 30, 2011 Filed March 30, 2011
File No. 001-07572
Dear Ms. Jenkins:
Reference is made to your letter of September 1, 2011. On behalf of PVH Corp., set forth below are both the comments from your letter and our responses.
Notes to Consolidated Financial Statements, page F-6
8. Income Taxes, page F-25

1.
We note your response to comment four of our letter dated July 20, 2011 regarding your accounting for the adjustments that you recorded in the fourth quarter of 2010 upon finalization of the January 1, 2010 Tommy Hilfiger intangible asset transfer. Please further explain to us the basis for your conclusion to retrospectively account for the second and third quarters of 2010 income tax expense adjustments in the fourth quarter of 2010, in accordance with acquisition accounting standards. In this regard, it is unclear to us how adjustments to your income tax expense for periods ended subsequent to the May 6, 2010 acquisition date are a part of the business combination transaction.

Response:
In late 2009, Tommy Hilfiger initiated a process to transfer the U.S. brand intangibles to a Tommy Hilfiger European subsidiary. The date of the intangible transfer (January 1, 2010) was prior to our acquisition of Tommy Hilfiger (May 6, 2010).
Since the transfer of the intangibles was treated as a sale for tax purposes, it created a one-time tax in the U.S. as of the transfer date. In addition, as you noted from our conference call transcript, the transfer of the intangibles is expected to reduce our ongoing Tommy Hilfiger worldwide tax burden. The reason for this is that any future royalty income associated with the intangibles will be taxed at lower European rates as compared to U.S. rates.

Ms. Tia Jenkins
September 16, 2011

Despite the January 1, 2010 transfer, we recorded provisional U.S. tax expense in the second and third quarters of 2010 on the royalty income associated with the transferred intangibles, pending our completion of a comprehensive evaluation of the tax treatment of the transfer and related effects.
During the fourth quarter of 2010, we worked with our tax and valuation consultants to assess the transfer of the intangibles and finalize the tax return for Tommy Hilfiger’s fiscal year ended March 31, 2010. In connection with that process, we obtained additional information and analyses about i) the intangible asset transfer, ii) how the IRS would be expected to view the taxation of royalties on the transferred intangibles, and iii) how the IRS would be expected to challenge the transaction. Based on that information, we concluded i) the royalties associated with the transferred intangibles would not be subject to U.S. taxation, and ii) the IRS is likely to challenge the value ascribed to the transferred intangibles and the resulting tax on that value, which required us to record a liability for an uncertain tax position under ASC 740.
As noted in our response letter dated August 2, 2011, we considered the three factors in ASC 805-10-55-18 to conclude that any liability associated with an IRS challenge to the reported value of the intangibles was part of the business combination. These three factors were:

i.	the transaction was initiated by Tommy Hilfiger prior to PVH’s acquisition of Tommy Hilfiger and was not entered into in contemplation of the sale to PVH;

ii.	the transaction would have been consummated even if PVH’s acquisition of Tommy Hilfiger had not occurred; and

iii.
the date of the transfer of intangibles was prior to the acquisition date and the U.S. tax liability associated with that transfer was reported in the Tommy Hilfiger tax return for its fiscal year ended March 31, 2010.

As a result of the above, we concluded that a pre-acquisition liability for additional tax that could result if the IRS challenged the value of the transferred intangibles as of January 1, 2010 should be recorded at the acquisition date as calculated under ASC 740. We also concluded that the provisional amounts recorded to tax expense in the second and third quarters of 2010 related to the U.S. taxation of royalties should be retrospectively removed, and that the retrospectively adjusted tax expense for those periods should include interest, as required by ASC 740, on the pre-acquisition liability. The second and third quarter measurement period adjustments to tax expense, along with the adjusted amounts for net (loss) income and (loss) earnings per share, were disclosed in the Selected Quarterly Financial Data table in our Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

2.
We note the second and third quarters of 2010 tax expense increase (decrease) of $16,037 and $(19,116), respectively, that you recorded in the fourth quarter of 2010 (page F-51). Please further explain to us the nature of these income tax adjustments for each quarter, and tell us why your tax expense increased in the second quarter. In this regard, we note in your fourth quarter earnings conference call transcript that the effect of the intangible asset transfer was to reduce your effective tax rate for 2010, you expect this favorable tax benefit to continue indefinitely into the future and you expect your effective tax rate to continue to decline over the next few years.

Response:
The nature of the income tax adjustments was to remove from our second and third quarter 2010 tax provisions the U.S. tax on royalty income associated with the transferred intangibles. The removal of this tax in 2010 lowered our full year effective tax rate, as we noted in our fourth quarter earnings conference call, and it formed the basis for our statement that we expect the intangible transfer to continue to benefit future periods.
ASC 740-270 regarding the calculation of interim period tax amounts requires that, excluding discrete items, the full year estimated tax rate should be applied to pretax income during interim periods. In addition, when changes occur in the expected full year amounts, catch-up adjustments are recorded so that the year-to-date assumptions are reflected in year-to-date tax expense.

Ms. Tia Jenkins
September 16, 2011

Applying ASC 740-270 resulted in a counterintuitive result for the adjustment to tax expense in the second quarter because of the mechanics of the calculation. As of the end of the second quarter of 2010, we had incurred a year-to-date pretax loss. Thus, an adjustment to reduce the full year tax rate for the removal of royalty taxation reduced the tax rate we applied on an interim basis. Reducing the tax rate when there was a pretax loss resulted in a smaller tax benefit to be recorded on that loss, resulting in an increase in tax expense.
In the third quarter of 2010, our year-to-date pretax income was positive. Thus, reducing the full year estimated tax rate and applying that rate to the third quarter year-to-date pretax income resulted in a decrease to tax expense.

3.
To the extent that you continue to believe the adjustments to the second and third quarters of 2010 income tax expense represent measurement period adjustments under ASC 805, please confirm to us that you will also provide the disclosures required by ASC 805-10-50-6 for these adjustments in future filings and provide us with the text of your proposed future disclosure.

Response:
We disclosed the adjustments to income tax expense, as well as the adjusted amounts for net (loss) income and (loss) earnings per share, in the Selected Quarterly Financial Data table in our 2010 Annual Report on Form 10-K. We offer to expand that disclosure in our Annual Report on Form 10-K for fiscal 2011 with the disclosure below. (Please note that the columns in the table below entitled “As Originally Reported in Form 10-Q in 2010” are labeled as such to help avoid confusion. For the Quarterly Reports on Form 10-Q we are filing during 2011, the 2010 data will already be retrospectively adjusted in accordance with ASC 805, and as such will equal the “As Retrospectively Adjusted” data):
The second and third quarters of 2010 include amounts that have been adjusted from the amounts that were previously reported in the Company’s 2010 Quarterly Reports on Form 10-Q. In the fourth quarter of 2010, the Company completed the valuation and assessment of the effect of transferring certain brand intangibles to a European subsidiary.  The finalization of this assessment in the fourth quarter impacted the acquisition accounting associated with the Tommy Hilfiger transaction, as well as the second and third quarter’s tax expense. Second quarter tax expense was increased by $16,037 and third quarter tax expense was decreased by $19,116. The Company recorded measurement period adjustments to adjust the purchase price allocation related to the Tommy Hilfiger acquisition in the fourth quarter of 2010, and retrospectively applied those adjustments to the second and third quarters of 2010 in accordance with accounting guidance for business combinations. The following presents amounts previously reported in the Company’s Quarterly Reports on Form 10-Q for the second and third quarters of 2010 and the amounts as retrospectively adjusted:

	Second Quarter 2010			Third Quarter 2010
	As Originally Reported in Form 10-Q in 2010	Measurement Period Adjustments	As Retrospectively Adjusted	As Originally Reported in Form 10-Q in 2010	Measurement Period Adjustments	As Retrospectively Adjusted

Net (loss) income	$(54,587)	$(16,037)	$(70,624)	$80,732	$19,116	$99,848

Basic net (loss) income per common share	(0.83)	(0.24)	(1.07)	1.15	0.27	1.42

Diluted net (loss) income per common share	(0.83)	(0.24)	(1.07)	1.12	0.27	1.39

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Tia Jenkins
September 16, 2011

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 212-381-3552 if you have any questions or comments or if we may be of further assistance in your review of our Form 10-K for the Fiscal Year Ended January 30, 2011.

Very truly yours,

/s/ Bruce Goldstein
Bruce Goldstein
Senior Vice President and Controller

cc: Mr. John T. Archfield
Mr. Emanuel Chirico
Mr. Michael Shaffer
Mr. Mark D. Fischer, Esq.